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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)(1)

                                   FOCAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    343909107
                       ----------------------------------
                                 (CUSIP Number)

       MICHAEL S. WYZGA              PAUL M. KINSELLA
       GENZYME CORPORATION           PALMER & DODGE LLP
       ONE KENDALL SQUARE            ONE BEACON STREET
       CAMBRIDGE, MA 02139           BOSTON, MA 02108
       (617) 252-7500                (617) 573-0100

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 14, 2000
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)
       ------------------
       (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO. 343909107                                            Page 2 of 5 pages
          --------
-------------------------------                          -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            GENZYME CORPORATION

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            06-1047163
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS
--------------------------------------------------------------------------------
         NUMBER OF SHARES              7     SOLE VOTING POWER
        BENEFICIALLY OWNED                   1,424,622
         BY EACH REPORTING
            PERSON WITH
                                    --------------------------------------------
                                       8     SHARED VOTING POWER
                                             0
                                    --------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             1,424,622
                                    --------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,424,622
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
            9.6%
--------------------------------------------------------------------------------
    14      TYPE OR REPORT PERSON*
            CO
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

                                                               Page 3 of 5 pages

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D initially filed by Genzyme Corporation, a Massachusetts corporation ("Genzyme"), with the Securities and Exchange Commission (the "Commission") on November 8, 1999.

              Except as set forth below, there are no changes in the information set forth in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND.

         Item 2 is amended by replacing in its entirety the information regarding the directors and executive officers of Genzyme that is set forth in
Exhibit 1 to the Schedule 13D and incorporated in such item by reference with the information set forth in Exhibit 1 to this Amendment No. 1 on Schedule 13D and incorporated herein by reference.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by inserting the following text at the end of such item:

         On April 14, 2000, Genzyme purchased 614,250 shares (the "First Option Shares") of Common Stock for an aggregate purchase price of $4,999,995. The funds used in making the purchase came from Genzyme's working capital.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by replacing such item in its entirety with the following text:

         (a) Genzyme beneficially owns 1,424,622 shares of Common Stock, representing 9.59% of the outstanding shares of Common Stock of the Issuer based on 14,235,231 shares outstanding as of March 20, 2000. The Initial Shares were acquired from the Issuer in a private placement on November 8, 1999 and the First Option Shares were acquired from the Issuer in a private placement on April 14, 2000 pursuant to the exercise by the Issuer of the first option described in Item 4.

         (b) Genzyme has sole voting and investment power over the Initial Shares and the First Option Shares.

         (c) Other than pursuant to the transactions described in Item 3 and
Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

                                                               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2000                                GENZYME CORPORATION



                                             By: /s/ Michael S. Wyzga
                                                --------------------------------
                                                 Michael S. Wyzga
                                                 Senior Vice President, Finance;
                                                 Chief Financial Officer;
                                                 and Chief Accounting Officer

                                                               Page 5 of 5 pages

                                  EXHIBIT INDEX


The Exhibit Index is amended by replacing the text of such Index in its entirety with the following text:

Exhibit 1:        Directors and Executive Officers of Genzyme.  Filed herewith.

Exhibit 2:        Stock Purchase Agreement dated as of October 23, 1999. Filed as
                  Exhibit 2 to Statement on Schedule 13D filed on November 8, 1999
                  (File No. 000-23247).

Exhibit 3:        Registration Rights Agreement dated as of October 21, 1999.
                  Filed as Exhibit 3 to Statement on Schedule 13D filed on November 8, 1999 (File No. 000-23247).